UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

As at December 11, 2007

Commission File No. 00-52817

DETOUR GOLD CORPORATION.
(Translation of registrant's name into English)

Suite 2040, 200 Bay Street, North Tower
Toronto, Ontario, Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)            [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)            [ ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SUBMITTED HEREWITH

Exhibits
99.1	Press Release dated December 11, 2007 with respect to the Detour Lake project in Northern Ontario.
99.2	Material change report dated December 13, 2007 with respect to the Detour Lake project in Northern Ontario.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DETOUR GOLD CORPORATION
Date: December 20, 2007	/s/ Erik H. Martin
Erik H. Martin Chief Financial Officer and Corporate Secretary